Exhibit 11.1

SOLIGEN TECHNOLOGIES, INC.

Computation of Net Loss Per Share

	Three Months Ended June 30,

	2000	1999

Weighted average number of shares outstanding	36,383,054	32,718,000

Net loss	$(416,000)	$(120,000)

Net loss per share – basic and diluted	$(0.01)	$(0.00)